OSISKO COMPLETES ACQUISITION OF ORION ROYALTY PORTFOLIO

(Montréal, July 31, 2017) Osisko Gold Royalties Ltd (OR: TSX & NYSE) (“Osisko” or “Corporation”) is pleased to announce the successful completion of the previously announced acquisition (“Acquisition”) of a high-quality precious metals portfolio of assets consisting of 74 royalties, streams and precious metal offtakes (“Orion Portfolio”) from Orion Mine Finance Group in exchange for $675 million cash and the issuance of 30,906,594 shares of the Corporation.

Following the acquisition, Osisko now holds a total of 131 royalties, streams and precious metal offtakes, including its cornerstone 5% net smelter return (“NSR”) royalty on the world class and long-life Canadian Malartic gold mine (Canada’s largest producing gold mine) and a 2% to 3.5% NSR royalty on the world class Éléonore gold mine. In addition, the Corporation acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new high-quality mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer, commented on the closing of the transaction: “We are excited to acquire Orion’s portfolio of high quality assets, which position Osisko as the leading growth royalty company in the precious metals sector”.

Funding for Transaction

In addition to the shares issued to Orion, the Corporation completed a private placement totaling $275 million dollars with the Caisse de dépôt et placement du Québec (“La Caisse”) ($200 million) and the Fonds de solidarité FTQ (“the Fonds”) ($75 million) at a price of $14.56 per share. The Corporation has also issued 385,457 shares as part of the capital commitment fee.

The Corporation has also drawn US$118 million under its acquisition credit line from National Bank of Canada and Bank of Montreal.

The remaining cash component was drawn from the Corporation’s cash resources. It is estimated that Osisko has approximately $100 million in its treasury following the completion of the transaction.

Share Ownership

“We are pleased to welcome Orion Mine Finance as a new 19.7% shareholder, and we appreciate the confidence received from two Québec based long term shareholders, La Caisse and the Fonds, that are increasing their position to 12.1% and 5.5% respectively” commented Mr. Roosen.

Following the completion of the transaction, Osisko has 156,964,269 shares outstanding.

Board Appointment

In accordance with the acquisition agreement, Mr. Oskar Lewnowski, Founder and Chief Investment Officer of Orion Mine Finance has been appointed to Osisko’s Board of Directors. Mr. Lewnowski is a highly experienced mining financier with previous experience with private equity funds and investment banking firms.

La Caisse has also the right to nominate a member to the Board of Directors. It is anticipated that they will exercise this right during the third quarter.

Advisors

Mr. Sean Roosen also noted: “We would like to acknowledge the outstanding efforts of the Osisko and Orion Teams and their respective advisors to complete this major transaction”.

Osisko’s lead financial advisor is Maxit Capital LP, with BMO Capital Markets, National Bank Financial and PricewaterhouseCoopers acting as financial advisors. Legal counsel are Bennett Jones LLP and Lavery de Billy LLP in Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

Orion’s financial advisors are CIBC World Markets Inc. and Haywood Securities Inc. and their legal counsel is Fasken Martineau DuMoulin LLP.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the Acquisition of the Orion Portfolio, it now holds a North American focused portfolio over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 14.7% in Osisko Metals Ltd., 13.3% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments with respect to the directors and officers of Osisko, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s acquisition of the Orion Portfolio. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.